



02007814

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 28 2002

SEC FILE NUMBER
8- 29005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2001 (MM/DD/YY) AND ENDING January 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bates Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6019 Fincham Drive
(No. and Street)

Rockford	Illinois	61108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co.
(Name — *if individual, state last, first, middle name*)

1415 East State Street, Suite 700	Rockford	Illinois	61104
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George E Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bates Securities, Inc., as of January 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
BARBARA K O'NEILL
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/25/03

George E Bates
Signature

President
Title

Barbara K. O'Neill
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (See Schedule I)
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (See Schedule III)
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. (See Schedule IV)
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (See Schedule I)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATES SECURITIES, INC.

ANNUAL AUDITED REPORT
For the Years Ended
January 31, 2002 and 2001

INDEX

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 700 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying statements of financial condition of Bates Securities, Inc. as of January 31, 2002 and 2001, and the related statements of loss and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bates Securities, Inc. as of January 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Weinberg & Co.

Rockford, Illinois
March 11, 2002

BATES SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
January 31, 2002 and 2001

ASSETS	2002	2001
CURRENT:		
Cash and cash equivalents	$ 13 660	$ 33 173
Commissions receivable	71 314	61 654
Marketable securities, at market	29 896	50 701
Refundable income taxes	5 091	-
TOTAL CURRENT ASSETS	119 961	145 528
FURNITURE AND FIXTURES, at cost (Note 1)	13 482	13 482
Less accumulated depreciation	(13 482)	(13 482)
NET PROPERTY AND EQUIPMENT	-	-
TOTAL ASSETS	$ 119 961	$ 145 528
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accrued expenses:		
Salaries and commissions	$ 36 435	$ 34 257
Payroll taxes	515	1 281
Pension (Note 4)	6 713	8 746
Due to affiliates	1 573	2 592
Deferred income taxes (Notes 1 and 5)	9 640	9 640
TOTAL LIABILITIES	54 876	56 516
CONTINGENCIES (Note 6)		
STOCKHOLDER'S EQUITY (Note 2)		
Common stock, no par value, 1,000 shares authorized, 360 shares issued and outstanding	3 600	3 600
Additional paid-in capital	18 100	18 100
Retained earnings	43 385	67 312
TOTAL STOCKHOLDER'S EQUITY	65 085	89 012
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 119 961	$ 145 528

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF LOSS AND RETAINED EARNINGS
for the years ended January 31, 2002 and 2001

	2002	2001
REVENUE:		
Commissions	$1 552 407	$2 553 543
Investment income	757	2 618
	1 553 164	2 556 161
EXPENSES:		
Salaries and commissions	428 624	851 240
Fees and reimbursement of expenses to affiliates (Note 3)	1 078 199	1 683 238
Insurance	11 530	10 751
Payroll taxes	2 450	7 408
Bank charges	249	376
Professional fees	28 073	11 500
Depreciation	-	963
Profit-sharing and money purchase plan contribution (Note 4)	6 713	23 746
Regulatory fees	14 168	21 246
Loss on investment: Unrealized	7 023	5 193
Miscellaneous	62	-
	1 577 091	2 615 661
Loss before income taxes	(23 927)	(59 500)
Income tax benefit (Note 5)	-	7 910
NET LOSS	(23 927)	(51 590)
RETAINED EARNINGS, beginning of year	67 312	118 902
RETAINED EARNINGS, end of year	$ 43 385	$ 67 312

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF CASH FLOWS
for the years ended January 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (23 927)	$ (51 590)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	-	963
Changes in assets and liabilities:		
Commissions receivable	(9 660)	93 354
Marketable securities	20 805	28 811
Due from affiliates	-	6 796
Due to affiliates	(1 019)	2 592
Accrued expenses	(621)	(58 444)
Income taxes	(5 091)	(7 993)
Total adjustments	4 414	66 079
NET INCREASE (DECREASE) IN CASH	(19 513)	14 489
CASH AND CASH EQUIVALENTS, beginning of year	33 173	18 684
CASH AND CASH EQUIVALENTS, end of year	$ 13 660	$ 33 173

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to Alex Brown & Sons, Inc., which carries such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from Alex Brown & Sons, Inc., and other companies for whom the Company has sold annuities or mutual funds.

Depreciation

Depreciation of furniture and fixtures are calculated using the straight-line method over the estimated useful lives of the related asset. Maintenance and repairs are charged to expense when incurred and renewals and betterments are capitalized. The gain or loss on assets sold or retired is included in income.

Income Taxes

Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes. Deferred taxes also result from differences in computing depreciation for financial reporting and tax purposes.

Recognition of Revenue

All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash Equivalents

All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of January 31, 2002 and 2001, was $47,151 and $78,136, respectively, and aggregate indebtedness was $50,692 and $51,223, respectively. The ratio of aggregate indebtedness to net capital at January 31, 2002 and 2001, was 1.08 to 1 and .66 to 1, respectively.

NOTE 3 - FEES AND REIMBURSEMENT OF EXPENSES TO AFFILIATES

The Company has an operating agreement with Bates Financial Services, Inc., a company with whom it is affiliated through common ownership. The agreement provides for Bates Financial Services, Inc. to pay a substantial portion of the Company's operating expenses in exchange for a fee equal to 98 percent of revenue received after commissions and certain other expenses are paid. This fee totaled $1,078,199 and $1,683,238 for the years ended January 31, 2002 and 2001, respectively, and is included on the statement of income under the caption, fees and reimbursement of expenses to affiliates.

NOTE 4 - PROFIT-SHARING PLAN AND MONEY PURCHASE DEFINED CONTRIBUTION PLAN

The Company has a profit-sharing plan which covers substantially all employees. Employee contributions to the plan are allowed. The Company contribution is a discretionary amount determined annually by the Board of Directors. No contribution was made to this plan for the years ended January 31, 2002 and 2001.

The Company also has adopted a money purchase defined contribution plan that covers substantially all employees who meet the eligibility requirements set forth in the plan. The contributions are determined as a percent of compensation each year to eligible participants. The Company's contribution for the years ended January 31, 2002 and 2001, was $6,713 and $23,746, respectively.

NOTE 5 - INCOME TAXES

The Company's income tax benefit (expense) in 2002 and 2001 consists of the following:

	2002	2001
Taxes currently (payable)	$ -	$ (900)
Deferred taxes	-	8 810
Income tax benefit	$ -	$ 7 910

Report of Independent Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying financial statements of Bates Securities, Inc. as of and for the years ended January 31, 2002 and 2001, and have issued our report thereon dated March 11, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg Pringey Zuba & Co.

Rockford, Illinois
March 11, 2002

SCHEDULE I

BATES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 65 085
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	65 085
Deduct non-allowable assets:	
Aged commissions receivable, net of related commissions payable	(8 228)
Refundable income taxes	(5 091)
	(13 319)
Net capital before haircuts on securities position	51 766
Deduct haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f) other securities)	(4 615)
NET CAPITAL	$ 47 151

SCHEDULE I
Continued

BATES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2002

COMPUTATION OF BASIC NET REQUIREMENT

Net capital requirement	$ 5 000
Excess net capital	$ 42 151
Excess net capital at 1000% (net cap-10% of AI)	$ 42 082

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 50 692
Percentage of aggregate indebtedness to net capital	1.08%

SCHEDULE II

BATES SECURITIES, INC.
SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
January 31, 2002

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (unaudited)	$ 47 151
Net capital as currently reported on Schedule I	$ 47 151

SCHEDULE III

BATES SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2002

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis with Alex Brown & Sons, Inc. and promptly transmits all customer funds and securities to Alex Brown & Sons, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

SCHEDULE IV

BATES SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2002

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis with Alex Brown & Sons, Inc. and promptly transmits all customer funds and securities to Alex Brown & Sons, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 700 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

In planning and performing our audit of the financial statements of Bates Securities, Inc. for the year ended January 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by Bates Securities, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15c3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended January 31, 2002. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg + Co.

Rockford, Illinois
March 11, 2002